UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                        Cell Robotics International, Inc.
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                                (Name of Issuer)


                               Issuer Common Stock
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                         (Title of Class of Securities)


                                   457-961-100
                         ------------------------------
                                 (CUSIP Number)



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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]  Rule 13d-1(b)
     [   ]  Rule 13d-1(c)
     [   ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

CUSIP No. 457-961-100
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  1.    Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only).

        Chester L.F. and Jacqueline M. Paulson, as joint tenants
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [   ]
        (b)  [   ]
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  3.    SEC Use Only

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  4.    Citizenship or Place of Organization

        United States of America
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                        5. Sole Voting Power

     NUMBER                1,160,785
     OF                 --------------------------------------------------------
     SHARES             6. Shared Voting Power
     BENEFICIALLY
     OWNED
     BY                 --------------------------------------------------------
     EACH               7. Sole Dispositive Power
     REPORTING
     PERSON                1,160,785
     WITH               --------------------------------------------------------
                        8. Shared Dispositive Power


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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        423,150
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 10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)

       [ X ]
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 11.   Percent of Class Represented by Amount in Row (11)

       5.4%
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 12.   Type of Reporting Person (See Instructions)

       IN
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                                   Page 2 of 5 pages

Item 1. Issuer

     (a)  The name of the Issuer is Cell Robotics International, Inc.

     (b) The Issuer's Principal Executive Offices are located at 2715 Broadbent Parkway NE, Albuquerque, New Mexico 87107.

Item 2. Reporting Person and Security

     (a) This Statement is filed by Chester L.F. Paulson, an individual, and Jacqueline M. Paulson, an individual (together, the "Paulsons").

     (b) The Paulsons' Principal Business Office is located at Paulson Investment Company, Inc., 811 SW Naito Parkway, Ste. 200, Portland, OR 97204.

     (c)  The Paulsons are citizens of the United States of America.

     (d) This Statement relates to shares of Common Stock of Cell Robotics International, Inc.

     (e) The CUSIP Number assigned to the Common Stock of the issuer is 457-961-100

Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a: (Not applicable.)

     (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

     (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-l(b)(1)(ii)(F)

     (g) [ ] Parent Holding Company, in accordance with ss.240.13d-l(b)(ii)(G) (Note: See Item 7)

     (h)  [ ]  Group, in accordance with ss.240.13d-l(b)(1)(ii)(H)

Item 4. Ownership

     (a) Under the rules and regulations of the Securities and Exchange Commission, the Paulsons may be deemed to be the beneficial owner of a total of 1,160,785 shares of common stock. The Paulsons are the controlling shareholders of Paulson Capital Corp. ("PCC") which is the parent company of Paulson Investment Company, Inc. ("PIC"), a wholly owned subsidiary. The Paulsons beneficially own 423,150 shares of common stock directly and 737,635 shares of common stock indirectly through their controlling position with PCC. Pursuant to SEC Rule 13d-4, the Paulsons expressly disclaim beneficial ownership of the 737,635 shares of common stock owned by PIC.

     The 423,150 shares beneficially owned directly by the Paulsons are comprised of the following (for purposes of the discussion of their beneficial ownership, "Warrant" shall refer to a warrant entitling the holder to purchase one share of the Issuer's Common Stock): 370,500 shares of common stock; one warrant to purchase 1.0350 units convertible into 20,700 shares of common stock and 10,350 Warrants and; one warrant to purchase 3,600 units convertible into 14,400 shares of common stock and 7,200 Warrants.

     The Paulsons are the indirect beneficial owners of 737,635 shares of common stock owned by PIC comprised of the following: a warrant to purchase 9.3725 units, each of which is convertible into 20,000 shares of common stock and 10,000 Warrants; a warrant to purchase 29,800 units, each of which is convertible into one share of Convertible Preferred Stock and two Warrants (each share Convertible Preferred Stock is convertible into four shares Common Stock); 210,000 shares Common Stock; 45,000 Warrants and; 22,660 Warrants held in PIC's trading account.

     (b) Of the 7,784,593 shares of the Issuer's Common Stock outstanding as of March 31, 1999, the Paulsons' beneficial ownership represented approximately 5.4%, excluding those shares to which they disclaim beneficial ownership.

     (c) The Paulsons have the power to vote or direct the vote and to dispose or to direct the disposition of the total amount of shares that they beneficially own.

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated January 12, 2000


                                                 CHESTER L.F. PAULSON
                                        ----------------------------------------
                                                      Signature


                                                 CHESTER L.F. PAULSON
                                        ----------------------------------------
                                           Chester L.F. Paulson, Individually


                                                 JACQUELINE M. PAULSON
                                        ----------------------------------------
                                                      Signature


                                                 JACQUELINE M. PAULSON
                                        ----------------------------------------
                                          Jacqueline M. Paulson, Individually